SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        PACIFIC GATEWAY PROPERTIES, INC.
                                (Name of Issuer)

                     Common Stock Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   694329103
                                 (CUSIP Number)

                                 Perry Goldberg
                               Specks & Goldberg
                               10 S. Wacker Drive
                                   Suite 3600
                               Chicago, IL 60606
                                 (312) 715-4566

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 9, 1995
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.

    Check the following box if a fee is being paid with the statement. (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          1.   Name of Reporting Person:


               Perry Goldberg

          2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a)

                                                                       (b)
          3.   SEC Use Only

          4.   Source of Funds:  PF/OO

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):

          6.   Citizenship or Place of Organization:  United States

               Number of Shares Beneficially Owned By Each Reporting Person
               With:

          7.   Sole Voting Power:  208,600

          8.   Shared Voting Power:  99,500

          9.   Sole Dispositive Power:  208,600

          10.  Shared Dispositive Power:  99,500

          11.  Aggregate Amount Beneficially Owned by Each Reporting
               Person:

               308,100

          12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                          x
          13.  Percent of Class Represented by Amount in Row (11):  7.9%

          14.  Type of Reporting Person:  IN

          [TEXT]    This statement constitutes Amendment No. 2 to the
          Statement on Schedule 13D filed with the Securities and Exchange Commission on October 27, 1993, as amended to date (the "Schedule 13D") by Perry Goldberg ("Mr. Goldberg") in connection with the beneficial ownership of shares of Common Stock, par value $1.00 per share of Pacific Gateway Properties, Inc. Capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Schedule 13D. Unless otherwise provided herein, there are no material changes to the information set forth in Amendment No. 1 to the Schedule 13D filed on September 28, 1994.

          1.   Item 3.   Source and Amount of Funds or Other Consideration.
          is hereby amended and restated as follows:

               Mr. Goldberg has purchased the Shares being reported herein out of his personal funds for an aggregate purchase price of $858,245.96, except for 1,200 Shares being reported herein and purchased by Mr. Goldberg's wife, Margaret Goldberg, out of her personal funds for an aggregate purchase price of $19,672.00, and 98,300 Shares being reported herein and purchased by the Specks & Goldberg Ltd. Profit Sharing Plan and Trust (the "Profit Sharing Plan"), out of the Profit Sharing Plan's assets for an aggregate purchase price of $755,457.09.

          2.   Item 5.   Interest in Securities of the Issuer. is hereby
          amended and restated as follows:

               Mr. Goldberg beneficially owns 308,100 Shares, or approximately 7.9% of the Company's outstanding shares as of September 30, 1994. The percentages set forth herein are based on 3,879,964 Shares outstanding as of September 30, 1994, as reported by the Company on Form 10Q. In addition, Mr. Goldberg disclaims beneficial ownership of 9,400 Shares owned of record by his two adult daughters, but with respect to which Mr. Goldberg may be deemed to be the beneficial owner.

               Mr. Goldberg has (i) sole voting and sole dispositive power with respect to 208,600 Shares, and (ii) shared voting power and shared dispositive power with respect to 99,500 Shares, 98,300 Shares of which are owned of record by the Profit Sharing Plan for which Mr. Goldberg is a trustee, and 1,200 Shares which are owned of record by his wife, Margaret Goldberg. In addition, Mr. Goldberg disclaims beneficial ownership of 9,400 Shares owned by his two adult daughters (neither of whom resides with Mr. Goldberg), but as to which shares Mr. Goldberg may be deemed to have voting and/or dispositive powers.

               The information contained in the table attached hereto as
          Exhibit 2 (which itemizes all transactions in the Shares effected by Mr. Goldberg during the past sixty (60) days) is hereby incorporated herein by reference.

               Mr. Goldberg's wife, Margaret Goldberg, has the right to receive dividends and sale proceeds in respect of the 1,200 Shares owned of record in her name. The Profit Sharing Plan has the right to receive dividends and sale proceeds in respect of the 98,300 Shares for which it is the record owner.

          3.   Item 7.   Material to be Filed as Exhibits. is hereby
          amended by adding thereto the following:

          Exhibit 2 Table filed in response to Item 5(c) of Schedule 13D with respect to transactions in Shares effected by Mr. Goldberg in the sixty (60) days preceding the date hereof.


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Dated:  March 15, 1995


                                             /s/ PERRY GOLDBERG
                                             Perry Goldberg

                                    EXHIBIT INDEX

          Exhibit No.    Document Description                    Page No.


               2 Table filed in response to Item 5(c) of Schedule 13D with respect to transactions in Shares effected by Mr. Goldberg in the sixty (60) days preceding the date hereof.

                                      EXHIBIT 2

                        TRANSACTIONS IN THE SHARES EFFECTED BY
                         MR. GOLDBERG IN THE PAST SIXTY DAYS*

                       Number of Shares       Price
                         Purchased or          Per              Where/How
     Trade Date             (Sold)            Share              Effected

     March 9, 1995     Purchased 19,500     $ 3.3125     American Stock Exchange


              Total Purchased:  19,500 Shares


     * This transaction was effected by the Profit Sharing Plan. There were no transactions in the Shares in the past sixty days effected by Mr. Goldberg, Mr. Goldberg's wife or either of Mr.
               Goldberg's daughters.
